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Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)	For the Three Months Ended March 31, 2012
Income before income from unconsolidated entities, income taxes, discontinued operations and noncontrolling interest	$58,784
Interest expense
Senior notes payable and other debt	70,668
Distributions from unconsolidated entities	1,868

Earnings	$131,320

Interest
Senior notes payable and other debt expense	$70,668
Interest capitalized	466

Fixed charges	$71,134

Ratio of Earnings to Fixed Charges	1.85

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  Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES